Exhibit 99.1 Material Change dated October 30 2008

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

ZAB RESOURCES INC.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, BC  V7Y 1A1

2.

Date of Material Changes

October 24, 2008 and October 30, 2008

3.

News Releases

News releases were issued on October 24, 2008 and October 30, 2008 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Changes

Zab Resources Inc. Options the Hope Creek Property and commences diamond drilling on the Hope Creek Property.

5.

Full Description of Material Changes

a) News Release dated October 24, 2008

Zab Resources Inc. (“Zab” or the "Company") is pleased to announce that it has entered into a Property Option Agreement with two arm's length parties (the “Arm’s Length Parties”) to acquire a 100% undivided interest, subject only to a 1% NSR Royalty, in the Hope Creek Property which is located in the Lillooet Mining Division in the Province of British Columbia (the “Property”).  Pursuant to the terms of the Property Option Agreement, Zab is obligated to issue 50,000 common shares to the Arm’s Length Parties within 15 business days, and to incur not less than $50,000 of exploration expenditures on the Property by December 31, 2008.  Thereafter, Zab has the option to make staged cash payments totalling $90,000 to the Arm’s Length Parties and to incur exploration expenditures totalling not less than $250,000 on the Property by December 31, 2011.  Upon earning the 100% undivided interest in the Property, Zab may at any time purchase 50% of the NSR Royalty (or 0. 5% NSR Royalty) by making a cash payment of $500,000 to the Arm’s Length Parties.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.ZABRESOURCES.com or the CNQ’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

ZAB Resources Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President & CEO

The CNQ has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

b) News Release dated October 30, 2008

Zab Resources Inc. (“Zab” or the "Company") is pleased to announce that further to the Company’s news release dated October 24, 2008, the Company has commenced a diamond drilling program on the Hope Creek Property which is located in the Lillooet Mining Division in the Province of British Columbia.  The diamond drilling program shall consist of  3 or 4 holes totalling approximately 300 metres, and will be under the supervision of J. W. Murton, P. Eng., a director of Zab and a qualified person as defined by National Instrument 43-101.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.ZABRESOURCES.com or the CNQ’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

ZAB Resources Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President & CEO

The CNQ has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 30th day of October, 2008.

51-102F3

ZAB Resources Inc. (formerly Bronx Ventures Inc.)

October 30, 2008